UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Disposal of Treasury Shares

From May 2, 2022 to May 13, 2022, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): April 28, 2022 (Please refer to the current report on Form 6-K furnished by the Company on May 2, 2022.)

B.	Period of Disposal: May 2, 2022 – May 13, 2022

C.	Type and Number of Disposed Shares: 29,223 common shares

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)(1)	Aggregate Disposal Price (Won)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
May 2, 2022	Common shares	5,984	5,984	57,000	341,088,000	Officers and employees	Hana Financial Investment Co., Ltd.
May 13, 2022	Common shares	23,239	23,239	61,000	1,417,579,000	Officers and employees	Hana Financial Investment Co., Ltd.

Total		29,223	29,223		1,758,667,000

(1)	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report

The actual number of disposed shares was 29,223 common shares, compared to 29,311 common shares that were estimated to be subject to disposal as set forth in the Initial Report. Such discrepancy was due to the change in the number of employees entitled to receive such shares.

4.	Treasury Shares Held after the Disposal (as of May 17, 2022)

	(units: in millions of Won or percentages)
Type	Direct Acquisition (A)(1)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	801,091	0.37	36,701				801,091	0.37	36,701

(1)	Includes 54,302 shares acquired by the Company as a result of the creation of fractional shares in the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: May 17, 2022

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